

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
W. Keith Maxwell III
Chief Executive Officer
Marlin Midstream Partners, LP
2105 CityWest Boulevard
Suite 100
Houston, Texas 77042

   Re: **Marlin Midstream Partners, LP**
       Registration Statement on Form S-1
       Filed June 27, 2013
       File No. 333-189645

Dear Mr. Maxwell:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 136

1. We note the disclosure on page 133 that you intend to grant awards of phantom units in connection with the consummation of this offering. To the extent that you are granting phantom units to a related person other than Mr. Jones, Ms. Bush and Mr. Linton, please disclose the number of phantom units granted. See Item 404(a) of Regulation S-K.

Index to Financial Statements, page F-1

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

2. We reviewed your response to comment 2 in our letter dated June 24, 2013. In both the Introduction and Note 1(10), please add clarifying disclosure explaining that the

Partnership's pro forma revenues are significantly higher than the historical revenues generated under the existing gathering and processing agreements as a result of AES's minimum volume commitment (including any shortfall payments in respect thereof) being significantly higher than the historical volumes under the existing gathering and processing agreements. Please provide quantitative disclosure in Note1(10) which highlights the additional revenues assumed as a result of the minimum volume commitment and the related shortfall payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Terry Jones
        Marlin Midstream Partners, LP

        Brett Braden
        Latham & Watkins LLP